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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115055

MIDWAY GAMES INC.

618,001 Shares of
Common Stock, par value $.01

        The persons offering shares of our common stock by means of this prospectus, and the maximum number of shares that they may offer, are identified under the heading "Selling Stockholders" on pages 4 and 5 of this prospectus. These persons are either (a) former shareholders of Surreal Software Inc., a software development company, who acquired the shares of our common stock as consideration for their shares of Surreal stock in connection with our acquisition of Surreal, or (b) employees of Surreal who acquired the shares of our common stock as retention incentives at the time of the acquisition. The selling stockholders may sell these shares at any time, but they are not required to sell any shares.

        Our principal executive office is located at 2704 West Roscoe Street, Chicago, IL 60618, telephone no. (773) 961-2222. Our common stock is listed on the New York Stock Exchange under the symbol "MWY." On May 13, 2004, the last reported sale price of our common stock on the NYSE was $9.39 per share.

        The selling stockholders may offer shares through public or private transactions, at prevailing market prices, at privately negotiated prices or by any other lawful method. More detailed information about the distribution of the shares is found in the section of this prospectus entitled "Plan of Distribution."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 13, 2004.

About this Prospectus

        You should carefully read this prospectus before purchasing our common stock, including the information under the heading "Risk Factors." You should also carefully read the documents that are identified under the heading "Documents Incorporated by Reference" near the end of this prospectus.

Risk Factors

        Investing in our securities involves risks. The most significant factors that make an investment in our securities risky or speculative are discussed under the captions "Item 1. Business—Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our most recent Annual Report on Form 10-K and in the Quarterly Report on Form 10-Q and Current Reports on Form 8-K that are incorporated by reference in this prospectus. These factors, and others that are not presently known to us, may cause our operating results to vary from anticipated results or may materially and adversely affect our business and financial condition. If any of the unfavorable events or circumstances described in the risk factors actually occur, our business may suffer, the trading price of our common stock and other securities could decline, and you could lose all or part of your investment.

Forward-Looking Statements

        Some of the information in this prospectus contains "forward-looking statements" within the meaning of the federal securities laws. These statements may also be found in the information incorporated by reference in this prospectus. These statements describe our plans, strategies and goals and our beliefs concerning future business conditions and our business outlook based on currently available information. We make no commitment to update the forward-looking statements included in this prospectus, except as required by law. Forward-looking statements typically are identified by use of terms describing future events and terms such as "may," "will," "should," "expect," "anticipate," "seek," "believe," "plan," "strategy," "estimate," "intend" and similar words, although some forward-looking statements are expressed differently. You should consider carefully the discussion of risks and uncertainties incorporated by reference as described under the heading "Risk Factors" above and in other sections of this prospectus, as well as in the information incorporated by reference, which describe additional factors that could cause events or our actual results to differ from the expectations expressed in the forward-looking statements.

Use of Proceeds

        We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders in this offering.

Common Stock Market Price Data

        Our common stock trades publicly on the NYSE under the symbol "MWY." The following table shows the high and low closing sale prices of our common stock for the periods indicated as reported on the NYSE:

Calendar Period	High	Low
2002
First Quarter	$15.02	$10.44
Second Quarter	14.22	8.30
Third Quarter	8.12	3.85
Fourth Quarter	7.22	3.89
2003
First Quarter	$4.62	$2.95
Second Quarter	4.22	3.14
Third Quarter	3.82	2.10
Fourth Quarter	3.92	2.62
2004
First Quarter	$7.38	$3.65
Second Quarter (through May 13, 2004)	$9.69	$7.25

On May 12, 2004, there were approximately 1,050 holders of record of our common stock.

Dividend Policy

        We have never paid cash dividends on our common stock. In addition, under our agreements with our bank and with some of our securityholders, we are prohibited from paying cash dividends on our common stock. We plan to retain any earnings to fund the operation of our business.

Selling Stockholders

        We are registering a total of 618,001 shares of common stock in order to permit the persons named below to offer the shares for resale from time to time. On April 5, 2004, we issued 540,316 shares to eleven persons as consideration for their shares of Surreal Software Inc., a company that we acquired on that date. Those stockholders have agreed not to sell their shares except in accordance with a vesting schedule. A total of 67,751 shares, plus any "additional shares" issuable to them as described below, may be sold immediately, an additional 189,025 may be sold after October 5, 2004; an additional 94,513 may be sold after each of April 5, 2005 and April 5, 2006, and the balance of 94, 514 may be sold after April 5, 2007. This prospectus does not relate to the 94,514 shares which cannot be sold before April 5, 2007.

        We also agreed with those stockholders to issue additional shares of our common stock to them if the price of our common stock was less than $7.38 per share at the time that the registration statement, of which this prospectus forms a part, is declared effective. If that had happened, we would have issued to them, pro rata, a number of additional shares calculated by dividing $500,000 by the price per share of our common stock on the date the registration statement was declared effective, and subtracting 67,751. However, our share price on the date of effectiveness was above $7.38. In addition, we agreed to file the registration statement with the SEC by May 5, 2004 and to use our best efforts to have the registration statement declared effective within 90 days after filing. For each day that passed beyond those dates, we agreed to issue additional shares of our common stock that have a value of $250. We filed the registration statement before May 5, 2004, and it was declared effective within 90 days after filing.

        Within the total number of shares covered by this prospectus, we have included 35,000 additional shares that might have been issued under the above conditions. None of these additional shares will be issued, because the conditions did not occur.

        In addition, on April 5, 2004, we issued 137,199 shares of our common stock to 13 employees of Surreal as retention incentives. These shares have restrictions on sale that lapse as to 40% of these shares on December 5, 2004 and as to an additional 20% of these shares on each of June 5, 2005, June 5, 2006 and March 5, 2007. The restriction lapses immediately if we terminate an employee's services without cause or if the employee terminates his services with us for good reason. If the employee's services with us are terminated for any other reason, the employee will forfeit any shares that are still the subject of the restriction. This prospectus covers all of these 137,199 shares.

        We have agreed to register all of the shares described above for sale by the selling stockholders. Under rules of the SEC, however, this registration statement only registers the number of shares that the selling stockholders may reasonably be expected to sell within two years. Each stock certificate held by the selling stockholders contains a legend identifying when any restrictions on the sale of the shares lapses.

        Surreal has been providing videogame development services to us since early 2002 and most recently completed the development of our new game, The Suffering. Surreal continues to be in various stages of planning or developing additional videogames for us. The following selling stockholders were directors of Surreal prior to the acquisition. They also held the following offices with Surreal prior to it being acquired by us and continue to hold the following positions:

  •
  Alan Patmore, President;

  •
  Nicholas J. Radovich, Chief Operating Officer, Secretary and Treasurer;

  •
  Stuart Denman, Vice President and Chief Technical Officer; and

  •
  Michael R. Nichols, Vice President and Chief Creative Director.

        Except in their capacities as officers, directors or employees of Surreal as described above or in the table below, the selling stockholders have not had any material relationships with us in the past three years.

        Each of the selling stockholders has advised us that he or she is not an affiliate of any registered broker-dealer.

        The table below identifies the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder as of April 5, 2004.

        The third column lists the number of shares of common stock that may be offered by each selling stockholder through this prospectus. We do not know whether any selling stockholder will sell any or all of his or her shares of common stock under this prospectus. The fourth and fifth columns assume the sale of all of the shares offered by each selling stockholder in this offering. The selling stockholders may sell all, some or none of their shares included in this prospectus.

Name of each selling stockholder	Amount and Nature of Beneficial Ownership	Shares to be Sold (1)	Shares Beneficially Owned After Offering(1)	Percent of Class Beneficially Owned After Offering(2)
Luke Anderson (3)	2,345	2,086	411	*
Todd Clineschmidt (4)	13,720	13,720	0	0%
Scott Cummings (4)	6,860	6,860	0	0%
Stuart C. Denman (5)	168,923	150,317	29,548	*
Tim Ebling (3)	17,328	15,419	3,031	*
Beau Folsom (4)	10,290	10,290	0	0%
Hugh Jamieson (3)	4,333	3,856	758	*
Armen Levonian (3)	864	768	152	*
Andreas A. Maguire (4)	13,720	13,720	0	0%
Jason Merck (4)	10,290	10,290	0	0%
Michael R. Nichols (5)	86,628	77,086	15,154	*
Joseph James Olson (4)	6,860	6,860	0	0%
Alan Patmore (5)	168,923	150,317	29,548	*
Barry Patmore (3)	1,610	1,433	281	*
Andrew Poon (4)	6,860	6,860	0	0%
Boyd W. Post Jr. (4)	6,860	6,860	0	0%
John C. Radovich (3)	2,302	2,049	402	*
Nicholas J. Radovich (5)	86,628	77,086	15,154	*
Richard Rouse III (4)	24,009	24,009	0	0%
Brigitte Samson (4)	10,290	10,290	0	0%
Onkar Meno Sharma (3)	432	385	75	*
Garrett Smith (4)	6,860	6,860	0	0%
Eric Snyder (4)	6,860	6,860	0	0%
Tom Vykruta (4)	13,720	13,720	0	0%

*
Less than 1%.

(1)
Represents the maximum number of shares that could be sold under this prospectus. 35,000 of those shares, allocated proportionately among the former shareholders of Surreal, represent the additional shares that may be issued to those persons as described above. Each selling stockholder will determine the number of shares to be sold by that holder and if or when he or she will sell. The table assumes that the selling stockholders sell all of their shares being offered under this prospectus.

(2)
Calculated based on 68,223,316 shares of common stock outstanding as of May 12, 2004.

(3)
These persons received their shares of our common stock as consideration for the purchase of their Surreal shares. These persons were not employees of Surreal at the time of our acquisition of Surreal and are not currently employees of Surreal.

(4)
These persons were employees of Surreal at the time of the acquisition and received their shares of our common stock as retention incentives to remain employed by Surreal after the acquisition.

(5)
These persons received their shares of our common stock as consideration for the purchase of their Surreal shares. These persons were employees of Surreal at the time of the acquisition and remain employed by Surreal.

Plan of Distribution

        The shares of common stock to be sold in this offering have been listed on the NYSE, subject to official notice of issuance. The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this Prospectus.

        The selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered through this prospectus directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent's commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, at negotiated prices or in a combination of any of these methods of sale or by any other method permitted under applicable law.

        The selling stockholders and any broker-dealer participating in the distribution of shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commission paid, or any discounts allowed to the broker-dealer may be deemed to be underwriting discounts or commissions under the Securities Act. Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

        The selling stockholders have advised us that they have acquired their securities for investment and not for sale or distribution, except pursuant to a registration statement or an applicable exemption from registration under the Securities Act. We do not know whether any selling stockholder will sell any or all of his or her shares of common stock under this prospectus.

        We will pay all expenses of the registration of the shares of common stock being offered under this prospectus, including SEC filing fees, except that the selling stockholders will pay any underwriting discounts and selling commissions. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We expect that our expenses for this offering, including primarily filing fees and legal expenses, will be approximately $65,000.

        The selling stockholders may pledge or grant security interests in some or all of the shares of common stock owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock at any time under this prospectus as supplemented under Rule 424(b) under the Securities Act to include in the "Selling Stockholders" section information about the pledgees, transferees or other successors in interest. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees or other successors in interest may offer and sell the shares of common stock at any time under this prospectus as supplemented to include the required information about them.

        We will indemnify each selling stockholder who received his shares of our common stock as consideration for his shares in Surreal against liabilities, including some liabilities under the Securities Act and Securities Exchange Act of 1934, in accordance with the agreement and plan of reorganization. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders for use in this prospectus.

        Each share of common stock is sold together with stock purchase rights under our Rights Agreement with the Bank of New York, as rights agent. These rights are described in a registration statement on Form 8-A/A, Amendment No. 4 (File No. 001-12367), which we filed with the SEC on October 16, 2003. See "Documents Incorporated by Reference" below.

Legal Matters

        The validity of the issuance of the shares offered by this prospectus will be passed upon by our counsel, Shack Siegel Katz & Flaherty P.C., New York, New York. As of May 13, 2004, shareholders of Shack Siegel Katz & Flaherty P.C. hold a total of 1,000 shares of common stock and options to purchase 85,000 shares of our common stock.

Experts

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements and schedule are incorporated by reference in reliance on their report, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

        We have filed a registration statement on Form S-3 with the SEC in connection with this offering (File No. 333-115055). In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site found at "www.sec.gov" and can be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005. The SEC's Internet site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

        This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of ours, you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

Documents Incorporated by Reference

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we are disclosing important information to you without restating that information in this document. Instead, we are referring you to the documents listed below, and you should consider those documents to be part of this prospectus. Information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus and the documents listed below.

        We incorporate by reference into this prospectus the documents listed below, all documents that we file under the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement and all documents that we file in the future with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including exhibits, until this offering is terminated:

  •
  our annual report on Form 10-K for the year ended December 31, 2003;

  •
  our quarterly report on Form 10-Q for the quarter ended March 31, 2004;

  •
  our current reports on Form 8-K filed March 22, 2004, April 6, 2004, two on April 13, 2004, April 16, 2004, April 21, 2004, April 29, 2004, May 7, 2004 and May 13, 2004; and

  •
  the description of our common stock and accompanying rights contained in our registration statement on Form 8-A/A, Amendment No. 4 (File No. 001-12367) filed on October 16, 2003.

        We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference in this prospectus. You may request copies of this information in writing or orally, and we will provide it at no cost. You may contact us at:

  Midway Games Inc.
  2704 West Roscoe Street
  Chicago, IL 60618
  Attention: Deborah K. Fulton, General Counsel
  Telephone: (773) 961-2222

        You should rely only on the information incorporated by reference or contained in this prospectus. We have not authorized any dealer, salesperson or other person to give you different information. This prospectus is not an offer to sell nor is it seeking an offer to buy the securities referred to in this prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the securities referred to in this prospectus.

QuickLinks

About this Prospectus
Risk Factors
Forward-Looking Statements
Use of Proceeds
Common Stock Market Price Data
Dividend Policy
Selling Stockholders
Plan of Distribution
Legal Matters
Experts
Where You Can Find More Information
Documents Incorporated by Reference